EXHIBIT 11

Matria Healthcare, Inc. and Subsidiaries
Computation of Earnings per Share
(Amounts in thousands, except per share amounts)
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30		September 30,

	2003	2002	2003	2002

Net earnings (loss):

Continuing operations	$2,376	(565)	5,240	332
Discontinued operations	--	(682)	--	(682)

	$2,376	(1,247)	5,240	(350)

Basic:

Weighted average number of shares outstanding	10,158	9,161	10,118	9,062

Net earnings (loss) per share
Continuing operations	$0.23	(0.06)	0.52	0.04
Discontinued operations	--	(0.08)	--	(0.08)

	$0.23	(0.14)	0.52	(0.04)

Diluted:

Weighted average number of shares outstanding	10,158	9,161	10,118	9,062
Shares issuable from assumed exercise of options	349	--	183	--

	10,507	9,161	10,301	9,062

Net earnings (loss) per share
Continuing operations	$0.23	(0.06)	0.51	0.04
Discontinued operations	--	(0.08)	--	(0.08)

	$0.23	(0.14)	0.51	(0.04)